EXHIBIT (a)(5)

Team Software Commences Partial Cash Tender Offer

for TTI Team Telecom International Ltd.

PETACH TIKVA, ISRAEL, February 7, 2003 -- Team Software Industries Ltd. announced today that, further to its previously announced intent to launch such offer, it is commencing today a cash tender offer to purchase 650,000 Ordinary Shares of TTI Team Telecom International Ltd. (NASDAQ: TTIL) for $6.00 per share, net to the seller in cash. Team Software currently owns 5,312,550 Ordinary Shares of TTI, representing 44.75% of the outstanding share capital of TTI, and, following the consummation of such tender offer, will own approximately 50.22% of the outstanding share capital of TTI.

"Team Software is making this offer to increase its investment in TTI because we believe in the long-term value of TTI," said Shlomo Eisenberg, chairman of Team Software. Mr. Eisenberg added that "the offer gives shareholders the chance to sell some of their shares at a significant premium and still retain an interest in TTI's future growth."

The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York time on Monday, March 10, 2003, unless the tender offer is extended by Team Software. If the offer is extended, Team Software will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York time on the first business day following the date the offer was scheduled to expire.  As required by Israeli law, if the conditions to the offer have been satisfied as of the expiration date, Team Software will extend the offer for an additional period of four calendar days.

The tender offer is conditioned upon: (1) at least 650,000 ordinary shares being validly tendered and not withdrawn, (2) the aggregate number of shares tendered in the offer being greater than the number of shares represented in notices of objection, as required by Israeli law, (3) receipt of all necessary approvals, including without limitation, the approval of the Israeli Anti-Trust Authority and (4) such other conditions as are specified in the Offer to Purchase. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of TTI.

The complete terms and conditions of the tender offer are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO to be filed today with the U.S. Securities and Exchange Commission (SEC).

Important Information:

This news release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any TTI shares.  The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials.  All shareholders should read the tender offer materials, which will be filed today by Team Software, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which will be filed in due course by TTI, with the SEC, all of which will be mailed free of charge to shareholders of TTI.  The tender offer materials and the Solicitation/Recommendation Statement contain important information that shareholders should consider before making any decisions regarding tendering their shares.  Shareholders will be able to obtain these tender offer materials and the Solicitation/Recommendation Statement, as well as certain other offer materials, wit hout charge, at the SEC's Web site (www.sec.gov) or by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885.

Forward-Looking Statements:

This news release contains forward-looking statements.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of TTI. Team Software undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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About Team Software:

Team Software is an Israeli private holding company wholly owned by Team Computer and Systems Ltd. (an Israeli company whose shares are listed on the Tel Aviv Stock Exchange that performs computer system integration and other value-added services (TASE: TEAM)).

Team Software Contact: Mr. Shimshon Tauber +972-3-972-8300